----------
  FORM 4
----------

[X] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).


                    U. S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

     Rooney                         Patrick              W.
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     (Last)                         (First)              (Middle)

     # 3 Hunters Gate
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                                    (Street)

     Findlay                        OH                   45840
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     (City)                         (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Jarden Corporation (JAH)
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3.   I.R.S. Identification Number or Social Security Number of Reporting
     Person (Voluntary)


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4.   Statement for Month/Year

     May, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |x|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

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7.   Individual or Joint/Group Filing (Check Applicable Law)

     |x|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
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
                    TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                5.
                                                                                Amount of
                     2.                                                         Securities       6.
                     Trans-       3.                                            Beneficially     Ownership   7.
                     action       Transaction    4.                             Owned at         Form: (D)   Nature of
                     Date         Code           Securities Acquired (A)        End of           Direct      Indirect
1.                   ----------   (Instr. 8)     or Disposed of (D)             Month            or (I)      Beneficial
Title of Security    (Month/      ------------   ---------------------------    (Instr. 3 and    Indirect    Ownership
(Instr. 3)           Day/Year)     Code     V    Amount   (A) or (D)   Price    4)               (Instr.4)   (Instr.4)
-----------------------------------------------------------------------------------------------------------------------
Common Stock         5/21/02        M               700        A      $12.06
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Common Stock         5/21/02        M               700        A      $11.88
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Common Stock         5/21/02        M             2,000        A      $10.75
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Common Stock         5/21/02        M             2,000        A      $13.50
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Common Stock         5/21/02        M             4,000        A      $10.63
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Common Stock         5/21/02        M            40,000        A       $5.48        49,400           D
-----------------------------------------------------------------------------------------------------------------------


                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                 (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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                                                                                                        9.         10.
                                                                                                        Number     Owner-
                                                                                                        of         ship
                                                                                                        deriv-     Form
                                                                                                        ative      of
               2.                           5.                               7.                         Secur-     Deriv-   11.
               Conver-                      Number of                        Title and Amount           ities      ative    Nature
               sion or                      Derivative     6.                of Underlying      8.      Bene-      Secur-   of
               Exer-              4.        Securities     Date              Securities         Price   ficially   ity:     In-
               cise     3.        Trans-    Acquired (A)   Exercisable and   (Instr. 3 and 4)   of      Owned      Direct   direct
               Price    Trans-    action    or Disposed    Expiration Date   -----------------  Deriv-  at         (D) or   Bene-
1.             of       action    Code      of (D)         (Month/Day/Year)             Amount  ative   End        In-      ficial
Title of       Deriv-   Date      (Instr.   (Instr. 3,     ----------------             or      Secur-  of         direct   Owner-
Derivative     ative    (Month    8)        4, and 5)      Date      Expira-            Number  ity     Month      (I)      ship
Security       Secur-   /Date     -------   ------------   Exer-     tion               of      (Inst.  (Instr.    (Instr.  (Instr.
(Instr. 3)     ity      /Year)    Code  V   (A)      (D)   cisable   Date     Title     Shares  5)      4)         4)       4)
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
Stock Options  $12.06   5/21/02    M                 700     (1)     4/30/05  Common       700             0         D
Right to Buy)                                                                 Stock
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Stock Options  $11.88   5/21/02    M                 700     (1)     4/30/06  Common       700             0         D
Right to Buy)                                                                 Stock
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Stock Options  $10.75   5/21/02    M               2,000     (1)     4/30/07  Common     2,000             0         D
Right to Buy)                                                                 Stock
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Stock Options  $13.50   5/21/02    M               2,000     (1)     4/30/08  Common     2,000             0         D
Right to Buy)                                                                 Stock
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Stock Options  $10.63   5/21/02    M               2,000     (1)     4/30/09  Common     2,000             0         D
Right to Buy)                                                                 Stock
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Stock Options  $10.63   5/21/02    M               2,000     (1)     4/30/10  Common     2,000             0         D
Right to Buy)                                                                 Stock
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Stock Options   $5.48   5/21/02    M              40,000     (1)     9/24/11  Common    40,000             0         D
Right to Buy)                                                                 Stock
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Stock Options   $7.55                                        (1)     4/30/11  Common     2,000           2,000       D
Right to Buy)                                                                 Stock
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Stock Options  $17.27   4/30/02    A    V   4,000          4/30/03   4/30/12  Common     4,000                       D
Right to Buy)                                                                 Stock
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Stock Options  $17.27   4/30/02   D(2)  V          4,000     (2)     4/30/12  Common     4,000             0         D
Right to Buy)                                                                 Stock
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
(1)  Presently exercisable.

(2) As a result of the reporting person's resignation as a director of the issuer, effective May 30, 2002, the option granted to him on April 30, 2002 was terminated.

(3) The securities covered by this statement reflect a 2-for-1 stock split of the issuer's common stock having a record date of May 20, 2002.

*    If the form is filed by more than one reporting person, See Instruction
     5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



/s/ Patrick W. Rooney                                    August 9, 2002
---------------------------------------------            -----------------------
**Signature of Reporting Person                          Date

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.